                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            PROTEIN DESIGN LABS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74369L103
                                 --------------
                                 (CUSIP Number)


                                  July 30, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]      Rule 13d-1(b)
                  [X ]      Rule 13d-1(c)
                  [  ]      Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 pages

CUSIP No.  74369L103                         13G         Page  2   of  11  Pages
        --------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Soros Fund Management LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)[ ]

                                                                      (b)[X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            881,700
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                881,700
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           881,700
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                 [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.76%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  74369L103                         13G         Page  3   of  11  Pages
        --------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           George Soros    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
---------- ---------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             881,700
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            881,700
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           881,700
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                            [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.76%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  74369L103                         13G         Page  4   of  11  Pages
        --------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]

                                                                       (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
---------- ---------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             881,700
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            881,700
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           881,700
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                 [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.76%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  74369L103                         13G         Page  5   of  11  Pages
        --------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)[ ]

                                                                    (b)[X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           PENNSYLVANIA
---------- ---------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                            [X]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)                       Name of Issuer:
                                ---------------

                                Protein Design Labs, Inc. (the "Issuer")

Item 1(b)                       Address of Issuer's Principal Executive Offices:
                                ------------------------------------------------

                                2375 Garcia Avenue
                                Mountain View, California 94043

Items 2(a)                      Name of Person Filing:
                                ----------------------

                                This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

                                 i)   Soros Fund Management LLC, a Delaware
                                      limited liability company ("SFM LLC");

                                 ii)  Mr. George Soros ("Mr. Soros");

                                iii)  Mr. Stanley F. Druckenmiller
                                      ("Mr. Druckenmiller"); and

                                 iv)  Duquesne Capital Management, L.L.C., a
                                      Pennsylvania limited liability company
                                      ("Duquesne LLC").

                                    This Statement relates to Shares (as defined
                                    herein)  held for the  accounts  of  Quantum
                                    Partners and the Duquesne LLC Clients  (each
                                    as  defined  herein).  SFM LLC,  a  Delaware
                                    limited   liability   company,   serves   as
                                    principal   investment  manager  to  Quantum
                                    Partners  LDC,  a  Cayman  Islands  exempted
                                    duration company  ("Quantum  Partners") and,
                                    as  such,   has  been   granted   investment
                                    discretion   over   portfolio   investments,
                                    including  the Shares,  held for the account
                                    of  Quantum  Partners.   Mr.  Soros  is  the
                                    Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").


                               Page 6 of 11 pages

Item 2(b)                          Address of Principal Business Office:
                                   -------------------------------------

                                   The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                                   The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

Item 2(c)                          Citizenship:
                                   ------------

                                  i)       SFM LLC is a Delaware limited
                                            liability company;
                                  ii)      Mr. Soros is a United States citizen;
                                  iii)     Mr. Druckenmiller is a United States
                                            citizen; and
                                  iv)      Duquesne LLC is a Pennsylvania
                                            limited liability company.

Item 2(d)                          Title of Class of Securities:
                                   -----------------------------

                                   Common Stock, par value $0.01 per share (the
                                   "Shares")

Item 2(e)                          CUSIP Number:
                                   -------------

                                   74369L103

Item 3                             Not Applicable

Item 4.                            Ownership:
                                   ----------

Item 4(a)                          Amount Beneficially Owned:
                                   --------------------------

                                   As of August 6, 1998, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of the 881,700 Shares held for the account of Quantum Partners.

                                   As of August 6, 1998, Duquesne LLC does not beneficially own any Shares, as there are no Shares being held for the accounts of the Duquesne LLC Clients.

Item 4(b)                          Percent of Class:
                                   -----------------

                                   i)  The number of Shares of which SFM LLC,
                                   Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately

                               Page 7 of 11 pages

                                   4.76% of the total number of Shares
                                   outstanding.

                                   ii) The number of Shares which Duquesne LLC beneficially owns constitutes 0.0% the total number of Shares outstanding.


Item 4(c)                          Number of shares as to which such person has:
                                   ---------------------------------------------

                                   SFM LLC
                                   -------

                                   (i)   Sole power to vote or to direct the
                                         vote: 881,700

                                   (ii)  Shared power to vote or to direct the
                                         vote:  -0-

                                   (iii) Sole power to dispose or to direct the
                                         disposition of:  881,700

                                   (iv)  Shared power to dispose or to direct
                                         the disposition of:  -0-

                                   Mr. Soros
                                   ---------

                                   (i)    Sole power to vote or to direct the
                                          vote:  -0-

                                   (ii)   Shared power to vote or to direct the
                                          vote:  881,700

                                   (iii) Sole power to dispose or to direct the disposition of: -0-

                                   (iv)   Shared power to dispose or to direct
                                          the disposition of: 881,700

                                   Mr. Druckenmiller
                                   -----------------

                                   (i)    Sole power to vote or to direct the
                                          vote:  -0-

                                   (ii)   Shared power to vote or to direct the
                                          vote:  881,700

                                   (iii) Sole power to dispose or to direct the disposition of: -0-

                                   (iv)   Shared power to dispose or to direct
                                          the disposition of:  881,700



                               Page 8 of 11 pages

                                   Duquesne LLC
                                   ------------

                                   (i)    Sole power to vote or to direct the
                                          vote:  -0-

                                   (ii)   Shared power to vote or to direct the
                                          vote:  -0-

                                   (iii) Sole power to dispose or to direct the disposition of: -0-

                                   (iv)   Shared power to dispose or to direct
                                          the disposition of:  -0-

Item 5                             Ownership of Five Percent or Less of a Class:
                                   --------------------------------------------

                                   If this Statement is being filed to report
the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of a class of
securities, check the following:        [X]

Item 6                             Ownership of More than Five Percent on Behalf
                                   of Another Person:
                                   ---------------------------------------------

                                   The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                   The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, that were held for their accounts.

                                   Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares that were held for the accounts of the Duquesne LLC Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the account of Quantum Partners.

Item 7                             Identification and Classification of the
                                   ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   -----------------------------------------

                                   Not Applicable


                               Page 9 of 11 pages

Item 8                             Identification and Classification of Members
                                   --------------------------------------------
                                   of the Group:
                                   -------------

                                    Not Applicable


Item 9                              Notice of Dissolution of Group:
                                    ------------------------------

                                    Not Applicable

Item 10                             Certification:
                                    --------------

         By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 10 of 11 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 6, 1998      SOROS FUND MANAGEMENT LLC


                           By:   /s/ Michael C. Neus
                                 Michael C. Neus
                                 Assistant General Counsel


Dated: August 6, 1998      GEORGE SOROS


                            By:   /s/ Michael C. Neus
                                  Michael C. Neus
                                  Attorney-in-Fact


Dated: August 6, 1998      STANLEY F. DRUCKENMILLER


                            By:  /s/ Michael C. Neus
                                 Michael C. Neus
                                 Attorney-in-Fact


Dated: August 6, 1998      DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                           By:  /s/ Gerald Kerner
                                Gerald Kerner
                                Managing Director


                               Page 11 of 11 pages